EXHIBIT 99.1

MHG: QUARTERLY DIVIDEND

The Board of Marine Harvest ASA (OSE: MHG NYSE: MHG) has resolved to distribute a quarterly dividend of NOK 1.30 per share in the form of a repayment of paid-in capital.

Marine Harvest ASA's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend from and including 21 August 2015 and the expected payment date is 26 August 2015.

Marine Harvest's American Depositary Shares (ADS) listed on the New York Stock Exchange will have a Record date on 24 August 2015 and the expected payment date is 2 September 2015.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.